UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Kinder Morgan, Inc.
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                                (NAME OF ISSUER)


                      Common Stock, par value $5 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                     49455P
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                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
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          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 August 28, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

         EXPLANATORY NOTES: This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by Richard D. Kinder and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on May 30, 2006, as amended by Amendment No. 1 thereto filed on June 7, 2006 (as so amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $5.00 per share ("Common Stock"), of Kinder Morgan, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The disclosure in Item 3 is hereby amended and restated in its entirety as follows:

         The aggregate value of the transactions (the "Transactions") contemplated by the Agreement and Plan of Merger, dated as of August 28, 2006, among Knight Acquisition Co. ("Merger Sub"), Knight Holdco LLC ("Parent"), and the Issuer (the "Merger Agreement"), which are described in Item 4 below, including debt incurred or to remain outstanding in connection with the Transactions, is approximately $22.4 billion.

         In separate Sponsor Equity Commitment Letters, dated August 28, 2006 (the "Sponsor Equity Commitment Letters"), each of the Sponsors agreed, subject to certain conditions, to contribute up to an aggregate of approximately $5.5 billion in cash to Parent in exchange for Class A units of Parent (the "Parent Class A Units"), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. The amounts under the Equity Commitment Letters may be reduced in the event of receipt of additional equity rollover or cash contributions from certain management or directors of the Issuer. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibits
7.01 through 7.09 and incorporated by reference in their entirety into this Item 3.

         In addition, Richard D. Kinder entered into a Rollover Equity Commitment Letter, dated as of August 28, 2006 (the "Rollover Equity Commitment Letter"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to contribute up to approximately 24 million shares of Common Stock to Parent (together with any rollover shares committed after the date hereof by management or directors of the Issuer, the "Rollover Shares") in exchange for Parent Class A Units. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.10 and incorporated by reference in its entirety into this Item 3. The total equity to be contributed by the Sponsors, Mr. Kinder and the other members of management or directors of the Issuer, either through cash or the contribution of Rollover Shares, is approximately $7.9 billion.

         In addition, Merger Sub entered into a Debt Commitment Letter with Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch Capital Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the "Lenders"), dated as of July 18, 2006 (the "Debt Commitment Letter"), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $8.6 billion in debt financing through a combination of term loan facilities and a $1.0 billion senior secured credit facility (which will replace the existing $800 million unsecured facility of the Issuer), which financing will be used to fund the merger consideration under the Merger Agreement, pay certain expenses, refinance maturing debt, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7.11 and incorporated by reference in its entirety into this Item 3. Total funded indebtedness of the Issuer following the consummation of the Transactions is expected to be approximately $14.5 billion. The existing senior indebtedness of the Issuer and Kinder Morgan Finance Company, ULC is expected to be equally and ratably secured with the new debt financing described above.

         Finally, in separate Guarantees, each dated as of August 28, 2006 (the "Guarantees"), each of the Sponsors or their Affiliates unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of Parent's and Merger Sub's payment obligations under the Merger Agreement. This summary of the Guarantees does not purport to be complete and is qualified in its entirety by reference to the Guarantees, which are attached hereto as Exhibits 7.12 through 7.16 and incorporated by reference in their entirety into this Item 3.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

         On August 28, 2006, the Issuer announced in a Press Release (the "Press Release") that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares owned by Parent, Merger Sub or the Issuer) would be converted into the right to receive $107.50 per share in cash. The Press Release is attached hereto as
Exhibit 7.17 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.18 and incorporated by reference in its entirety into this Item 4.

         In connection with the Transactions, Richard D. Kinder entered into a Voting Agreement with Parent and Merger Sub, dated as of August 28, 2006 (the "Voting Agreement"), pursuant to which Mr. Kinder agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as
Exhibit 7.19 and incorporated by reference in its entirety into this Item 4.

         The Sponsors and Richard D. Kinder entered into a Limited Liability Company Agreement of Parent, dated as of August 28, 2006 (the "Interim LLC Agreement"), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub. This summary of the Interim LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim LLC Agreement, which is attached hereto as Exhibit 7.20 and incorporated by reference in its entirety into this Item 4.

         The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than Rollover Shares). If the Transactions are consummated, the Common Stock of the Issuer will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Issuer will be privately held by the Sponsors, the Reporting Persons, and certain additional members of the Issuer's management who elect to participate in the Transactions.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Item 3 and
Item 4 is incorporated by reference in its entirety into this Item 6.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:


     Exhibit
       7.01. GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 28, 2006.

Exhibit 7.02 GS Capital Partners V Offshore Fund, L.P. Equity Commitment Letter, dated August 28, 2006

Exhibit 7.03 GS Capital Partners V GmbH & Co. KG Equity Commitment Letter, dated August 28, 2006

Exhibit 7.04 GS Capital Partners Institutional, L.P. Equity Commitment Letter, dated August 28, 2006

Exhibit 7.05 GS Global Infrastructure Partners I, L.P. Equity Commitment Letter, dated August 28, 2006

Exhibit 7.06 The Goldman Sachs Group, Inc. Equity Commitment Letter, dated August 28, 2006

Exhibit 7.07. Carlyle Partners IV, L.P. Equity Commitment Letter, dated August 28, 2006.

Exhibit 7.08. Carlyle/Riverstone Global Energy and Power Fund III, L.P.. Equity Commitment Letter, dated August 28, 2006.

Exhibit 7.09.   AIG Knight LLC Equity Commitment Letter, dated August 28, 2006.

Exhibit 7.10.   Rollover Equity Commitment Letter, dated August 28, 2006.

Exhibit 7.11.   Debt Commitment Letter, dated July 18, 2006.

Exhibit 7.12.   GS Capital Partners V Fund, L.P. Guarantee, dated August 28,
                2006.

Exhibit 7.13 GS Global Infrastructure Partners I, L.P. Guarantee, dated August 28, 2006

Exhibit 7.14.   Carlyle Partners IV, L.P. Guarantee, dated August 28, 2006.

Exhibit 7.15. Carlyle/Riverstone Global Energy and Power Fund III, L.P. Guarantee, dated August 28, 2006.

Exhibit 7.16.   AIG Financial Products Corp. Guarantee, dated August 28, 2006.

Exhibit 7.17. Press Release, dated August 28, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on August 28, 2006).

Exhibit 7.18. Agreement and Plan of Merger, by and between Knight Acquisition Co., Knight Holdco LLC and Kinder Morgan, Inc., dated as of August 28, 2006 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 28,
                2006).

Exhibit 7.19. Voting Agreement, by and between Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder, dated as of August 28, 2006.

Exhibit 7.20. Limited Liability Agreement of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power

                Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                 Dated: August 29, 2006



                                                     *
                                 ------------------------------------------
                                 RICHARD D. KINDER


                                                     *
                                 ------------------------------------------
                                 C. PARK SHAPER


                                                     *
                                 ------------------------------------------
                                 STEVEN J. KEAN


                                                     *
                                 ------------------------------------------
                                 DAVID D. KINDER



                                 /S/ JOSEPH LISTENGART
                                 ------------------------------------------
                                 JOSEPH LISTENGART


                                                     *
                                 ------------------------------------------
                                 KIMBERLY A. DANG


                                                     *
                                 ------------------------------------------
                                 JAMES E. STREET

                                 PORTCULLIS PARTNERS, LP

                                 BY: PORTCULLIS G.P., LLC

                                 BY:                 *
                                     --------------------------------------
                                     WILLIAM V. MORGAN
                                     MANAGER


                                 PORTCULLIS G.P., LLC

                                 BY:                 *
                                     --------------------------------------
                                     WILLIAM V. MORGAN
                                     MANAGER


                                                     *
                                 ------------------------------------------
                                 WILLIAM V. MORGAN


                                                     *
                                 ------------------------------------------
                                 MICHAEL C. MORGAN


                                                     *
                                 ------------------------------------------
                                 FAYEZ SAROFIM

* Joseph Listengart, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission


                                 /S/ JOSEPH LISTENGART
                                 ------------------------------------------
                                 JOSEPH LISTENGART